Commonwealth Annuity & Life Insurance Company

Sarah M. Patterson

Managing Director and

General Counsel for

Individual Markets

Legal Department

Direct Dial: (860) 325-1538

April 9, 2021

Mr. Matthew S. Williams

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:	VEL II Account of Commonwealth Annuity and Life Insurance Company (“Registrant”), File No. 811-07466

Dear Mr. Williams:

On January 29, 2021, Commonwealth Annuity and Life Insurance Company (the “Company”) filed, on behalf of the Registrant, a post-effective amendment to the registration statement on Form N-6 (File No. 033-57792) for variable life insurance policies titled VEL II (93) (Vari-Exceptional Life) pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”).

The primary reason for filing the amendment was to update the registration statement to conform to the amendments to Form N-6 adopted by the Securities and Exchange Commission (the “Commission”) on March 11, 2020. See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Release No. 33-10765.

During our telephone conversation on March 16, 2021, you provided the Commission staff’s comments on the post-effective amendment filing to the Company. Below please find the Commission staff’s comments in bold italics followed by the Registrant’s responses thereto. The Company has separately provided you with a draft of the post-effective amendment filing that the Registrant intends to file pursuant to Rule 485(b) under the 1933 Act prior to May 1, 2021. Such draft includes revisions in response to the Commission staff’s comments, as described in this letter, and is marked to compare the above-referenced Rule 485(a) filing.

Part A – Prospectus Comments

1.	General

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

RESPONSE: Agreed. Registrant has applied comments across the entire registration statement, as applicable.

2.	Front Cover Page

a.	In the first paragraph, the last sentence states, “The policies are no longer for sale.”

Can you supplementally confirm this statement in the comment letter?

RESPONSE: Registrant confirms the policies are no longer for sale.

b.	Please confirm whether Registrant is intending to rely on Rule 30e-3.

RESPONSE: Registrant will not be relying on Rule 30e-3 prior to January 1, 2022.

3.	Important Information You Should Consider About The Policy

a.	Under Fees and Expenses - Charges for Early Withdrawals, per Item 2, Instruction (2)(a), please disclose the surrender charge as a percentage.

RESPONSE: Registrant has revised the above-referenced surrender charge as requested.

b.	Under Fees and Expenses - Charges for Early Withdrawals, the last paragraph in this section states, “For example, if you invested in a policy with a Face Amount of $1,000,000 and you surrender the policy, you could pay a surrender charge as high as $46,750.” Please change the $1,000,000 to $100,000 in the example.

RESPONSE: Registrant has revised the above-referenced disclosure as requested. Registrant notes that the example is based on a $100,000 face amount, rather than a $100,000 investment. Registrant believes that it is necessary to use a $100,000 face amount in order to provide a standardized example, because (i) the surrender charge is calculated as a percentage of face amount and (ii) a $100,000 investment could purchase different amounts of face amount depending on the underwriting characteristics.

c.	Under Fees and Expenses - Charges for Early Withdrawals, the last sentence of the section states, “Please note this example reflects the highest potential surrender charge based on the assumed Face Amount and may not be representative of the charge you would pay.” Please delete this sentence.

RESPONSE: The Registrant deleted the sentence as requested.

d.	Under Risks - Risks Associated with Investment Options, in the first bullet, second sentence, please update the sentence to state, “This risk can vary depending on the performance of the investment options under the policy that you select (e.g. the Fund options).”

RESPONSE: Registrant updated the disclosure as requested.

e.	Under Taxes – Tax Implications, the second bullet states, “If you purchased the policy through a tax qualified plan, there is no additional tax deferral under the policy.” If applicable, please revise to “If you purchased the policy through a tax qualified plan or IRA, there is no additional tax deferral under the policy.”

RESPONSE: Registrant respectfully declines to update the disclosure as requested. This policy could not be purchased through an IRA.

4.	Fee Tables

a.	General comment to the Transaction Fees table heading in the left column. Please conform to match the heading as shown in Item 4 of Form N-6.

RESPONSE: Registrant updated the column heading as requested.

b.	Under Transaction Fees - Surrender Charge-Deferred Sales Charge, please indent the subheadings Minimum and Maximum Charge and Charge for a representative policyowner.

RESPONSE: The Registrant confirms that the above-referenced subheadings are indented in the print and website versions of the prospectus that will be delivered or available to policy owners. Registrant is unable to indent the subheadings for the charges in the HTML version filed on EDGAR. Registrant notes, however, that the minimum, maximum, and charge for a representative policyowner sub-headings are formatted differently to distinguish them from the charges.

c.	Under Transaction Fees - Transfer Charges, in the Amount Deducted column, please list the maximum charges first in the table.

RESPONSE: Registrant updated the disclosure as requested.

d.	On page 10, in the paragraph before Periodic Charges Other than Annual Fund Expenses, please delete the second and third sentence to conform to the legend in Form N-6.

RESPONSE: Registrant updated the disclosure as requested.

e.	Under Periodic Charges Other Than Annual Fund Expenses, in footnotes paragraph (2) Monthly Charges for Optional Benefit - Other Insured Rider, please explain who are the representative policyholders that the rider charges are based on.

RESPONSE: Registrant updated the above referenced footnote to include the representative insured policyholder that the rider charges are based on. Registrant notes that the charge for the representative policy owner, and the characteristics of the representative policy owner, are included in the table under Amount Deducted.

f.	Under Periodic Charges Other Than Annual Fund Expenses, in footnotes paragraph (2) Monthly Charges for Optional Benefit - Guaranteed Insurability Rider and Accidental Death Benefit Rider: 1) please supplementally confirm whether these riders should show the same representative policyholders. One rider shows Female Preferred Smoker Age 6 and the other rider shows Female Preferred Smoker Age 5, and 2) please confirm whether a Female Preferred Smoker should be the minimum in these examples.

RESPONSE: Registrant confirms the above referenced information is correct. The insureds listed in the prospectus are the classes and ages associated with the minimum and maximum charges associated with these riders. Additionally, Registrant notes that insureds under 18 are all classified as Smokers.

g.	Under Annual Fund Expenses table footnote (1), the last sentence of the paragraph should be qualified for affiliates. For example, add the following disclosure to the end of the sentence: “for funds not affiliated with the Company.”

RESPONSE: Registrant updated the disclosure as requested.

5.	The Company, The Separate Account and The Funds

a.	Under Who is The Company?, please confirm the updates from the 497 filing, as they relate to the KKR transaction, are incorporated into the registration statement as applicable.

RESPONSE: Registrant confirms the disclosure was updated.

b.	Under Who is The Company?, under the second paragraph the fifth sentence states, “Effective September 1, 2006, the Company changed its name from Allmerica Financial Life Insurance and Annuity Company to Commonwealth Annuity and Life Insurance Company.” Please update the EDGAR series identifier on the public EDGAR site, which refers to the Registrant as being a separate account of “ALLMERICA FINANCIAL LIFE INS & ANN CO.”

RESPONSE: Registrant confirms the series identifier will be updated.

c.	Under What Are The Funds?, in the bolded paragraph at the bottom of the page, the disclosed website address for cwannuity.se2.com. Please confirm website address.

RESPONSE: Registrant confirms the website listed is correct.

6.	The Policy

a.	General comment, please confirm that all material state variations are disclosed.

RESPONSE: The Registrant confirms that all material state variations are disclosed.

b.	Under Can I Examine and Cancel the Policy or An Increase in Face Amount, please confirm that all material state variations are disclosed.

RESPONSE: Registrant has deleted the disclosure regarding the free look period that applies upon purchase of the policy, as the policies have not been for sale for several years. Registrant confirms that all material state variations are disclosed.

c.	Under How do I Make Payments, in the third sentence of the paragraph, please confirm whether the reference to Fixed Account should be updated to General Account.

RESPONSE: Agreed. The Registrant updated the reference to Fixed Account to reflect General Account.

7.	Other Benefits Under The Policy

a.	Please update the section header to “Other Benefits Available Under The Policy” to match the Table of Contents.

RESPONSE: Registrant updated the section header as requested.

b.	In the first row of the table under Policy Loans, the third bullet under the column “Brief Description of Restrictions/Limitations,” please add disclosure that the 2 percent rate assumes no policy lapse.

RESPONSE: Registrant respectfully declines to make the requested revision.  Registrant notes that the maximum net annual interest rate on an outstanding policy loan is always 2%.  If a policy with an outstanding loan lapses or is otherwise terminated, the policy owner has no further obligations with respect to the loan. Registrant believes that making the requested change could be confusing to investors, as it may imply that an investor may have ongoing loan obligations even when the policy is no longer in force.

8.	Optional Benefit Riders

In additional to the Optional Benefits sections, please consider creating a consolidated section for all standard benefits.

RESPONSE: Registrant respectfully declines to revise the prospectuses as requested. Pursuant to Rule 421(a) under the Securities Act of 1933 and Form N-6, only disclosure in response to Items 2, 3, and 4 of Form N-6 must appear in a prescribed order. The organization of other information, including Item 11 – Other Benefits Available Under the Contract, is not prescribed by either Rule 421 or Form N-6. Registrant believes that the benefit disclosure is currently organized in a manner that is logical and easy to understand, that reorganizing the prospectus in accordance with this comment would be significantly burdensome, and that such burdens would far outweigh the incremental benefit to investors, if any. Registrant has re-ordered the respective standard and optional benefit tables to align with the benefits as they appear in the prospectus.

9.	Charges and Deductions

Under How is The Surrender Charge Calculated, please consider including a sample table in this section for the surrender charges.

RESPONSE: Registrant notes that the prospectus contains an example related to the surrender charge in the Key Information Table, and that there is no requirement under Form N-6 to include examples in the Charges and Deductions section. Nonetheless, upon review of the disclosure, to help clarify how surrender charges may apply to a face amount increase, Registrant has included an additional example under “Separate Surrender Charge for Each Face Amount Increase.” Registrant believes that this example will be most helpful to investors because, based on the age of the outstanding policies, policies owners that increase their face amounts are at the highest risk for significant surrender charges. Are There Business Continuity Risks and Are There Cyber Security Risks sections

10.	Please consider consolidating the Business Continuity and Cyber Security Risks disclosure with the corresponding principal risk factor under Principal Risks of Investing in the Contract.

RESPONSE: As previously discussed, Registrant has not consolidated the above-referenced disclosure, but has included a cross reference within the corresponding principal risk factor to the section later in the prospectus that contains additional information about business continuity and cyber security risks.

11.	Appendix A Fund Available Under the Contract (page A-1)

a.	In the first paragraph, please include an email address, per Item 18, Instruction (1)(b).

RESPONSE: Registrant updated the paragraph as requested.

b.	If applicable, per Form N-6, Item 18, Instruction (4), please identify each portfolio company subject to an expense reimbursement or fee waiver arrangement and give a footnote stating their annual expenses reflect temporary fee reductions.

RESPONSE: Registrant has revised the appendix accordingly.

c.	Please indicate whether investments in any of the funds are restricted, for example because of a hard or soft close.

RESPONSE: Registrant confirms that the fund options are not restricted in any such manner.

d.	Per Form N-6, Item 18, Instruction (1)(f), please consider whether the availability of any fund varies by benefits offered under the contract and if so, please a) include the language of Instruction 1(f)(1) and b) indicate in the manner described in Instruction 1(f)(2) which funds are available or restricted under the benefits offered under the policy.

RESPONSE: Registrant confirms there are no fund restrictions by benefit.

e.	Please remove the trust names and rows from the table completely and revise the funds names to include the advisor if the advisor is not already a part of the fund name.

RESPONSE: Registrant has revised the table as requested.

12.	Back Cover Page

Please add the contract ID to the back cover page.

RESPONSE: Registrant confirms the contract ID was added to the back cover page.

Part C – General Comments to the Registration Statement

13.	Under Item 30, Exhibit O, add not applicable before the paragraph and note that the financials are included in the Part B.

RESPONSE: Registrant updated the disclosure as requested.

14.	Under Item 31, “Directors and Officers of the Depositor,” footnote (8) appears to be missing. Please update.

RESPONSE: Registrant confirms there is no footnote (8) under Item 28. The footnote (8) associated with officer Tanya Maxwell was deleted and replaced with footnote (7).

15.	Regarding Item 32. Persons Controlled by or under Common Control with the Depositor or the Registrant, please confirm the organization chart will reflect the most recent reorganization.

RESPONSE: Registrant updated the organizational chart to reflect the most recent reorganization.

16.	On the signature page, please note the signature requirements of Section 6(a) of the 1933 Act requiring the registration statement to be signed by the principal executive officer, the comptroller or principal accounting officer, and the principal financial officer. In this regard, any person who occupies more than one of the positions listed in Section 6(a) should indicate the capacity in which he or she signs the registration statement.

RESPONSE: Registrant included “(principal financial and accounting officer)” next to “Chief Financial Officer” as this executive’s role encompasses both finance and accounting.

17.	With respect to the powers of attorney used to execute the signature page, please confirm that such powers of attorney are specific to this registration statement, either by referencing the policy by name or including the 1933 Act file number, per Rule 483(b) under the 1933 Act.

RESPONSE: Confirmed.

Thank you for conveying the Commission staff’s comments. We hope the information provided above is responsive. Please let us know if you have any additional comments or questions.

Kind Regards,

Sarah M. Patterson

Commonwealth Annuity & Life Insurance Company

Managing Director, General Counsel for

Individual Markets, and Assistant Secretary